UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

46205A103

(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167
(Name, address and telephone numbers of person authorized to receive notices and communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 to Schedule 13D (this “Third Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed on February 23, 2007 (the “First Amendment”), and Amendment No. 2, filed on March 15, 2007 (the “Second Amendment” and, together with the Original Schedule 13D and the First Amendment, the “Schedule 13D”), by CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), and Kenneth Griffin, a natural person (“Griffin” and, together with CM, CLP and CIG, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. As specifically amended and supplemented by this Third Amendment, the Schedule 13D shall remain in full force and effect.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

On March 29, 2007, NBCU and CLP submitted to the Board a letter describing certain revisions to the terms of the Proposed Transaction (the “Modified Proposal”), which NBCU and CLP were prepared to make to address certain concerns raised by the Board concerning the prior proposal. Under the Modified Proposal, CLP will commit to invest an additional $100 million in cash in the Issuer following the closing of the Proposed Transaction in the form of Series C Convertible Subordinated Debt which would rank pari passu with the Series A and Series B Convertible Callable Subordinated Debt described below and would carry a 7% simple coupon, which may be accrued non-cash or paid in cash, at the option of the Issuer. The conversion price of the Series C Convertible Subordinated Debt would be $0.75 per share. In addition, holders of 14¼% Cumulative Junior Exchangeable Preferred Stock (the “14¼% Preferred Stock”) and 9¾% Series A Convertible Preferred Stock (the “ 9¾% Preferred Stock”) would be eligible to receive, in exchange for such Preferred Stock, newly issued Series A and Series B Convertible Callable Subordinated Debt, respectively, which would have a conversion price of $0.90 per share. Such holders of 14 ¼% Preferred Stock would receive Series A Convertible Callable Subordinated Debt at an initial exchange ratio equal to 75% of the current face amount of their securities (the accreted value as of May 15, 2006) and, depending on the level of participation of holders of 14 ¼% Preferred Stock in the exchange offer, holders of 9 ¾% Preferred Stock would receive Series B Convertible Callable Subordinated Debt at an initial exchange ratio equal to 40-45% of the current face amount of their securities (the accreted value as of September 30, 2006). Upon conversion, the holders of the Series A and Series B Convertible Callable Subordinated Debt would receive non-voting common stock. Both the Series A and Series B Convertible Callable Subordinated Debt would carry a 7% simple coupon, which may be accrued non-cash or paid in cash, at the option of the Issuer. The Series A and Series B Convertible Callable Subordinated Debt would be callable by the Issuer. The Modified Proposal also substantially lowers the Issuer’s pro forma fixed claims after the mandatory conversion of various convertible securities and the Issuer’s pro forma recurring fixed charges. The Modified Proposal lowers the dividend and interest accrual of the new securities to be issued in the Proposed Transaction so that the mandatory conversion thresholds could be more easily attained.

The foregoing description of the Modified Proposal, including the changes to the terms of the Proposed Transaction, is not complete and is subject to the terms of the letter setting forth the Modified Proposal which is attached hereto as Exhibit 99.9 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.9	Letter, dated March 29, 2007, from NBC Universal, Inc. and Citadel Limited Partnership, addressed to the President and Chief Executive Officer and Board of Directors of ION Media Networks, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2007

CIG MEDIA LLC
By: Citadel Limited Partnership,
        its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
        its General Partner

By:  /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld
        Managing Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By: Citadel Investment Group, L.L.C.,
        its General Partner

By:  /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld
        Managing Director and Deputy General Counsel

KENNETH GRIFFIN

By:  /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By:  /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld
        Managing Director and Deputy General Counsel

* Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.